Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and nine months ended September 30, 2017, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our Third Quarter 2017 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2016 Annual MD&A; our 2016 Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. We draw attention to our 2016 Annual MD&A where we disclosed that certain comparative figures were retrospectively amended as a result of the IFRS Interpretations Committee's agenda decision relating to IAS 12, Income Taxes.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2016 Annual MD&A.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at October 18, 2017 and was approved by the Audit and Risk Committee of our Board of Directors (Board) on that date. This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or the third quarter refer to the three months ended September 30, 2017, the first quarter refers to the three months ended March 31, 2017, the second quarter refers to the three months ended June 30, 2017, and year to date refers to the nine months ended September 30, 2017 unless the context indicates otherwise. All results commentary is compared to the equivalent periods in 2016 or as at December 31, 2016, as applicable, unless otherwise indicated.

Rogers Communications Inc.	1	Third Quarter 2017

Reporting Segments
We report our results of operations in four reporting segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions
Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

Wireless, Cable, and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Where to find it

3	Strategic Update	22	Financial Risk Management
4	Summary of Consolidated Financial Results	25	Commitments and Contractual Obligations
5	Key Changes in Financial Results Compared to 2016	26	Regulatory Developments
6	Financial Guidance	27	Updates to Risks and Uncertainties
7	Results of our Reporting Segments	28	Critical Accounting Policies and Estimates
14	Review of Consolidated Performance	29	Key Performance Indicators
17	Managing our Liquidity and Financial Resources	30	Non-GAAP Measures
20	Overview of Financial Position	34	Other Information
21	Financial Condition	36	About Forward-Looking Information

Rogers Communications Inc.	2	Third Quarter 2017

Strategic Update

Our primary focus remains on growing our core business, where we believe we can generate the most value. We are driving deeper accountability for the end-to-end customer experience and the fundamentals we believe are the key drivers of shareholder value: growth in revenue, adjusted operating profit, margins, free cash flow, and return on investment.

The following priorities guide our actions and decision-making as we further improve our operational execution and make disciplined investments to deliver increased shareholder value:

Create best-in-class customer experiences by putting customers first in everything we do

•	Listen carefully to the voice of our customers and the voice of our front line

•	Obsess over our customers' end-to-end service experiences and innovate across every interaction

•	Focus on making things clear, simple, and fair for our customers and build this into our products and services

•	Build digital capabilities so our customers have a reliable and consistent experience across channels

Invest in our networks and technology to deliver leading performance and reliability

•	Reinforce the belief that networks are the lifeblood of our business and world-class performance is critical to our future

•	Deliver high-performing, worry-free network service to our customers

Deliver innovative solutions and compelling content that our customers will love

•	Be relentless in leveraging proven technologies and remarkable innovations from across the globe

•	Invest in and own the content our audiences want most and bring it to them on their screen of choice

•	Focus on solutions, not products

Drive profitable growth in all the markets we serve

•	Focus on the core growth drivers in wireless, cable, enterprise, and media

•	Develop a strong capability in cost management to support investments that will fuel our future

Develop our people and a high performing culture

•	Invest in building the skills, capabilities, and careers of our people to support their success

•	Make Rogers a top employer that is known for attracting and retaining the best talent

•	Create an open, trusting, and diverse workplace that is grounded in accountability and performance

Be a strong, socially responsible leader in our communities across Canada

•	Be a relevant and respected community leader in each region of our country

•	Leverage our strong local teams to become active and engaged volunteers in our communities

Rogers Communications Inc.	3	Third Quarter 2017

Summary of Consolidated Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2017	2016	% Chg		2017	2016	% Chg

Revenue
Wireless	2,138	2,037	5		6,154	5,858	5
Cable	870	865	1		2,595	2,591	—
Business Solutions	97	95	2		288	288	—
Media	516	533	(3)		1,627	1,596	2
Corporate items and intercompany eliminations	(40)	(38)	5		(153)	(141)	9
Revenue	3,581	3,492	3		10,511	10,192	3
Total service revenue [1]	3,450	3,328	4		10,130	9,721	4

Adjusted operating profit (loss)
Wireless	964	884	9		2,701	2,493	8
Cable	440	431	2		1,260	1,239	2
Business Solutions	33	31	6		96	93	3
Media	65	79	(18)		100	120	(17)
Corporate items and intercompany eliminations	(39)	(40)	(3)		(118)	(112)	5
Adjusted operating profit [2]	1,463	1,385	6		4,039	3,833	5

Adjusted operating profit margin [2]	40.9%	39.7%	1.2	pts	38.4%	37.6%	0.8	pts

Net income	467	220	112		1,292	844	53
Basic earnings per share	$0.91	$0.43	112		$2.51	$1.64	53
Diluted earnings per share	$0.91	$0.43	112		$2.50	$1.63	53

Adjusted net income [2]	523	427	22		1,366	1,099	24
Adjusted basic earnings per share [2]	$1.02	$0.83	23		$2.65	$2.13	24
Adjusted diluted earnings per share [2]	$1.01	$0.83	22		$2.64	$2.13	24

Additions to property, plant and equipment, net	658	549	20		1,595	1,748	(9)
Cash provided by operating activities	1,377	1,185	16		2,796	2,904	(4)
Free cash flow [2]	538	598	(10)		1,502	1,313	14

[1]	As defined. See "Key Performance Indicators".

[2]
Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	4	Third Quarter 2017

Key Changes in Financial Results Compared to 2016

Revenue
Wireless service revenue increased 7% this quarter and year to date as a result of subscriber growth and an increased mix of higher-rate plans from our various brands, which includes the continued adoption of higher-postpaid-ARPA-generating Rogers Share Everything plans.

Cable revenue increased 1% this quarter and marginally increased year to date as the effects of Internet subscriber growth and the movement of Internet subscribers to higher speed and usage tiers were partially offset by Television subscriber losses over the past year. Excluding the impact of the Canadian Radio-television and Telecommunications Commission's (CRTC) decision that reduced access service rates, Cable revenue would have increased by 2% this quarter and 1% year to date and Internet revenue would have increased by 9% this quarter and 10% year to date.

Business Solutions revenue increased 2% this quarter as a result of the growth in on-net next generation services, including our data centre businesses, partially offset by the continued planned reduction in lower-margin, off-net legacy revenue. Year to date, Business Solutions revenue was stable as the increase in next generation revenue was offset by the decline in legacy revenue.

Media revenue decreased 3% this quarter primarily as a result of the World Cup of Hockey in 2016 and lower publishing-related advertising and circulation revenue due to the strategic shift to digital media announced last year, partially offset by increased sales at Today's Shopping Choice (TSC) and higher conventional broadcast TV advertising revenue. Year to date Media revenue increased 2% primarily as a result of the continued growth of sports-related revenue, including a distribution to the Toronto Blue Jays from Major League Baseball.

Adjusted operating profit
Wireless adjusted operating profit increased 9% this quarter and increased 8% year to date as a result of the strong flow-through of service revenue growth described above, including various cost efficiencies.

Cable adjusted operating profit increased 2% this quarter and year to date as a result of the ongoing product mix shift to higher-margin Internet offerings and various cost efficiencies, partially offset by lower Television and Phone revenue. Excluding the impact of the CRTC decision that reduced access service rates, adjusted operating profit would have increased by 5% this quarter and 4% year to date.

Business Solutions adjusted operating profit increased 6% this quarter as a result of the revenue growth described above. Business Solutions adjusted operating profit increased 3% year to date as a result of lower operating expenses.

Media adjusted operating profit decreased 18% this quarter and decreased 17% year to date primarily as a result of higher Toronto Blue Jays player payroll (including the impact of foreign exchange) and lower publishing-related revenue due to the strategic shift to digital media announced late last year.

Net income and adjusted net income
Net income increased 112% this quarter and increased 53% year to date primarily as a result of the prior year losses on the wind down of shomi and on divestitures pertaining to investments along with higher adjusted operating profit and lower depreciation and amortization this quarter, partially offset by higher income tax expense. The year to date increase was also affected by the gain on disposition of certain real estate assets this year.

Adjusted net income increased 22% this quarter and increased 24% year to date as a result of higher adjusted operating profit and lower depreciation and amortization.

Rogers Communications Inc.	5	Third Quarter 2017

Financial Guidance

We are increasing our guidance for full-year 2017 consolidated adjusted operating profit and additions to property, plant and equipment, net from the original ranges provided on January 26, 2017. The revised guidance ranges are presented below. These upward adjustments to our guidance primarily reflect the strong growth in our Wireless segment this year and the intended investment of those incremental profits to further enhance the quality of our networks. Our guidance for free cash flow and revenue remains unchanged. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" in this MD&A and in our 2016 Annual MD&A and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

	2016	2017 Original			2017 Revised
(In millions of dollars, except percentages)	Actual	Guidance Ranges [1]			Guidance Ranges [1]

Consolidated Guidance
Revenue	13,702	Increase of 3%	to	5%	No change
Adjusted operating profit [2]	5,092	Increase of 2%	to	4%	Increase of 5% to 6%
Additions to property, plant and equipment, net [3]	2,352	2,250	to	2,350	2,350 to 2,450
Free cash flow [2]	1,705	Increase of 2%	to	4%	No change

[1]	Guidance ranges presented as percentages reflect percentage increases over full-year 2016 actual results.

[2]
Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]
Includes additions to property, plant and equipment for the Wireless, Cable, Business Solutions, Media, and Corporate segments net of proceeds on disposition, but does not include expenditures for spectrum licences.

Rogers Communications Inc.	6	Third Quarter 2017

Results of our Reporting Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue
Service revenue	2,011	1,878	7		5,785	5,400	7
Equipment revenue	127	159	(20)		369	458	(19)
Revenue	2,138	2,037	5		6,154	5,858	5

Operating expenses
Cost of equipment	483	469	3		1,385	1,363	2
Other operating expenses	691	684	1		2,068	2,002	3
Operating expenses	1,174	1,153	2		3,453	3,365	3

Adjusted operating profit	964	884	9		2,701	2,493	8

Adjusted operating profit margin as a % of service revenue	47.9%	47.1%	0.8	pts	46.7%	46.2%	0.5	pts
Additions to property, plant and equipment	219	161	36		537	549	(2)

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn, postpaid ARPA, and blended ARPU)	2017	2016	Chg		2017	2016	Chg

Postpaid
Gross additions	434	432	2		1,143	1,085	58
Net additions	129	114	15		282	193	89
Total postpaid subscribers [2]	8,839	8,464	375		8,839	8,464	375
Churn (monthly)	1.16%	1.26%	(0.10	pts)	1.11%	1.19%	(0.08	pts)
ARPA (monthly)	$128.54	$121.39	$7.15		$124.13	$116.52	$7.61
Prepaid
Gross additions	254	238	16		617	589	28
Net additions	97	67	30		69	73	(4)
Total prepaid subscribers [2]	1,786	1,679	107		1,786	1,679	107
Churn (monthly)	3.04%	3.49%	(0.45	pts)	3.58%	3.57%	0.01	pts
Blended ARPU (monthly)	$63.78	$62.30	$1.48		$61.94	$60.32	$1.62

[1]	Subscriber counts, subscriber churn, postpaid ARPA, and blended ARPU are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

Service revenue
The 7% increases in service revenue this quarter and year to date were a result of:

•	larger postpaid and prepaid subscriber bases; and

•
higher blended ARPU as a result of the increased mix of higher-rate plans from our various brands, which includes the customer-friendly Rogers Share Everything plans, and increased data usage. Our higher-rate plans typically generate higher ARPU, may allow users to pool and manage their data usage across multiple devices, and provide access to some of our other offerings, such as Roam Like Home, Fido Roam, Rogers NHL LIVE, Fido Data Bytes, and Spotify.

The 6% increase in postpaid ARPA this quarter and 7% increase year to date were primarily a result of subscribers increasingly adding new lines to existing accounts, including through the continued adoption of Rogers Share Everything plans. Customers on Share Everything plans have increasingly utilized the advantages of premium offerings and access their shareable plans with multiple devices on the same account. In addition, increases in postpaid accounts this quarter and year to date contributed to the postpaid ARPA increases.

Rogers Communications Inc.	7	Third Quarter 2017

The 2% increase in blended ARPU this quarter and 3% increase year to date were a result of the increased service revenue as discussed above.

We believe the increases in net additions to our postpaid subscriber base and the lower postpaid churn this quarter and year to date were results of our strategic focus on enhancing the customer experience by providing higher-value offerings, such as our Share Everything plans, improving our customer service, and continually increasing the quality of our network.

Equipment revenue
The 20% decrease in equipment revenue this quarter and 19% decrease year to date were a result of:

•	larger average investments in higher-blended-ARPU-generating customers who purchased devices under term contracts; and

•	a 2% decrease in device upgrades by existing subscribers this quarter and 7% decrease year to date; partially offset by

•	higher postpaid gross additions.

Operating expenses
Cost of equipment
The 3% increase in the cost of equipment this quarter and 2% increase year to date were a result of:

•	a continued shift in the product mix of device sales towards higher-cost smartphones as we continue to invest in higher-blended-ARPU-generating customers; and

•	higher postpaid gross additions; partially offset by

•	the decrease in device upgrades by existing subscribers as discussed above.

Other operating expenses
The 1% increase in other operating expenses this quarter and 3% increase year to date were a result of:

•	higher costs of service, as a result of our growing subscriber bases; and

•	higher commissions, as a result of our higher postpaid gross additions; partially offset by

•	various cost and productivity initiatives.

Adjusted operating profit
The 9% increase in adjusted operating profit this quarter and 8% increase year to date were a result of the strong flow-through of service revenue growth discussed above.

Rogers Communications Inc.	8	Third Quarter 2017

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue
Internet	404	381	6		1,193	1,117	7
Television	377	387	(3)		1,129	1,176	(4)
Phone	88	95	(7)		269	293	(8)
Service revenue	869	863	1		2,591	2,586	—
Equipment revenue	1	2	(50)		4	5	(20)
Revenue	870	865	1		2,595	2,591	—

Operating expenses
Cost of equipment	1	—	n/m		2	2	—
Other operating expenses	429	434	(1)		1,333	1,350	(1)
Operating expenses	430	434	(1)		1,335	1,352	(1)

Adjusted operating profit	440	431	2		1,260	1,239	2

Adjusted operating profit margin	50.6%	49.8%	0.8	pts	48.6%	47.8%	0.8	pts
Additions to property, plant and equipment	316	255	24		793	801	(1)
n/m - not meaningful

Cable Subscriber Results 1

	Three months ended September 30			Nine months ended September 30
(In thousands)	2017	2016	Chg	2017	2016	Chg

Internet
Net additions	27	39	(12)	68	67	1
Total Internet subscribers [2]	2,213	2,115	98	2,213	2,115	98
Television
Net losses	(18)	(14)	(4)	(67)	(63)	(4)
Total Television subscribers [2]	1,753	1,833	(80)	1,753	1,833	(80)
Phone
Net additions	1	5	(4)	5	—	5
Total Phone subscribers [2]	1,099	1,090	9	1,099	1,090	9

Cable homes passed [2]	4,288	4,227	61	4,288	4,227	61
Total service units [3]
Net additions	10	30	(20)	6	4	2
Total service units [2]	5,065	5,038	27	5,065	5,038	27

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]	Includes Internet, Television, and Phone subscribers.

Revenue
The 1% increase in revenue this quarter and marginal increase year to date were primarily a result of:

•	a higher subscriber base for our Internet products; partially offset by

•	the impact of service pricing changes;

•	Television subscriber losses over the past year; and

•	lower wholesale revenue as a result of a CRTC decision that reduced access service rates.

Excluding the impact of the CRTC decision, Cable revenue would have increased by 2% this quarter and 1% year to date.

Rogers Communications Inc.	9	Third Quarter 2017

Internet revenue
The 6% increase in Internet revenue this quarter and 7% increase year to date were a result of:

•	a larger Internet subscriber base;

•	general movement of customers to higher speed and usage tiers of our Ignite Internet offerings; and

•	the impact of Internet service pricing changes; partially offset by

•	more promotional pricing provided to subscribers; and

•	lower wholesale revenue as a result of a CRTC decision that reduced access service rates. Excluding this impact, Internet revenue would have increased by 9% this quarter and 10% year to date.

Television revenue
The 3% decrease in Television revenue this quarter and 4% decrease year to date were a result of:

•	the decline in Television subscribers over the past year; partially offset by

•	the impact of Television service pricing changes, net of discounts.

Phone revenue
The 7% decrease in Phone revenue this quarter and 8% decrease year to date were a result of the impact of pricing packages.

Operating expenses
The 1% decreases in operating expenses this quarter and year to date were a result of:

•	relative shifts in product mix to higher-margin Internet offerings from conventional Television broadcasting; and

•	various cost efficiencies and productivity initiatives.

Adjusted operating profit
The 2% increases in adjusted operating profit this quarter and year to date were a result of the revenue and expense changes discussed above. Excluding the impact of the CRTC decision that reduced access service rates, adjusted operating profit would have increased by 5% this quarter and 4% year to date.

Rogers Communications Inc.	10	Third Quarter 2017

BUSINESS SOLUTIONS

Business Solutions Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue
Next generation	81	77	5		238	230	3
Legacy	14	17	(18)		44	54	(19)
Service revenue	95	94	1		282	284	(1)
Equipment revenue	2	1	100		6	4	50
Revenue	97	95	2		288	288	—

Operating expenses	64	64	—		192	195	(2)

Adjusted operating profit	33	31	6		96	93	3

Adjusted operating profit margin	34.0%	32.6%	1.4	pts	33.3%	32.3%	1.0	pts
Additions to property, plant and equipment	31	33	(6)		91	109	(17)

Revenue
The 1% increase in service revenue this quarter was a result of the increase in higher-margin, next generation on-net and near-net IP-based services revenue, partially offset by the continued decline in our legacy and off-net voice business.

The 1% decrease in service revenue year to date was a result a larger relative decline in our legacy service revenue in comparison to our next generation service revenue over the course of the year.

We expect legacy service revenue will continue to decrease as we focus on migrating customers to more advanced, cost-effective IP-based services and solutions. Next generation services, which include our data centre operations, represented 85% of service revenue in the quarter (2016 - 82%) and 84% year to date (2016 - 81%).

Operating expenses
The stable operating expenses this quarter and 2% decrease year to date were a result of:

•	lower service costs related to the continued decline in our legacy and off-net voice business; and

•	cost efficiencies and productivity initiatives; partially offset by

•	higher service costs related to our next generation on-net and near-net IP-based offerings.

Adjusted operating profit
The 6% increase in adjusted operating profit this quarter and 3% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Third Quarter 2017

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue	516	533	(3)		1,627	1,596	2
Operating expenses	451	454	(1)		1,527	1,476	3

Adjusted operating profit	65	79	(18)		100	120	(17)

Adjusted operating profit margin	12.6%	14.8%	(2.2	pts)	6.1%	7.5%	(1.4	pts)
Additions to property, plant and equipment	18	12	50		44	43	2

Revenue
The 3% decrease in revenue this quarter was a result of:

•	the success of the World Cup of Hockey last year, which was not held this year; and

•	lower publishing-related advertising and circulation revenue due to the strategic shift to digital media announced last year; partially offset by

•	higher TSC merchandise sales; and

•	higher conventional broadcast TV advertising revenue.

In addition, the 2% increase year to date was a result of:

•	higher sports-related revenue, including a distribution in the first quarter to the Toronto Blue Jays from Major League Baseball.

Operating expenses
The 1% decrease in operating expenses this quarter was a result of:

•	lower sports-related programming and production costs, primarily due to the World Cup of Hockey held last year;

•	lower publishing costs due to the strategic shift as discussed above; partially offset by

•	higher Toronto Blue Jays player payroll (including the impact of foreign exchange); and

•	higher TSC merchandise costs.

The 3% increase year to date was also a result of higher Toronto Blue Jays player payroll (including the impact of foreign exchange) over the course of the year.

Adjusted operating profit
The 18% decrease in adjusted operating profit this quarter and 17% decrease year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Third Quarter 2017

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT, NET

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2017	2016	% Chg		2017	2016	% Chg

Additions to property, plant and equipment
Wireless	219	161	36		537	549	(2)
Cable	316	255	24		793	801	(1)
Business Solutions	31	33	(6)		91	109	(17)
Media	18	12	50		44	43	2
Corporate	74	88	(16)		204	246	(17)

Total additions to property, plant and equipment [1]	658	549	20		1,669	1,748	(5)
Proceeds from disposition of property, plant and equipment	—	—	n/m		(74)	—	n/m

Total additions to property, plant and equipment, net	658	549	20		1,595	1,748	(9)

Capital intensity [2]	18.4%	15.7%	2.7	pts	15.2%	17.2%	(2.0	pts)

[1]	Additions to property, plant and equipment do not include expenditures for spectrum licences.

[2]	As defined. See "Key Performance Indicators".

Wireless
The increase in additions to property, plant and equipment in Wireless this quarter was a result of greater investment in network infrastructure in 2017 to further enhance the quality of our wireless network.

The decrease in additions to property, plant and equipment in Wireless year to date was primarily a result of higher LTE network investments in 2016 to enhance network coverage and the quality of our network.

Deployment of our 700 MHz LTE network reached 92% of Canada's population as at September 30, 2017. The 700 MHz LTE network offers improved signal quality in basements, elevators, and buildings with thick concrete walls. Deployment of our overall LTE network reached approximately 95% of Canada's population as at September 30, 2017.

Cable
The increase in additions to property, plant and equipment in Cable this quarter was a result of higher investments in network infrastructure, partially related to our forthcoming X1 IP-based video platform, and higher customer premise equipment additions in 2017.

The decrease in additions to property, plant and equipment in Cable year to date was a result of investments associated with delivering Ignite Gigabit Internet across our Cable footprint in 2016, as well as costs related to development of our legacy IPTV product in 2016.

Business Solutions
The decreases in additions to property, plant and equipment in Business Solutions this quarter and year to date were a result of higher investments in network infrastructure in 2016.

Media
The increases in additions to property, plant and equipment this quarter and year to date reflect higher investments in our broadcast infrastructure and the Rogers Centre this year, partially offset by greater investments in digital platforms in 2016.

Corporate
The decreases in additions to property, plant and equipment in Corporate this quarter and year to date were a result of higher investments in information technology infrastructure and premise improvements at our various offices in 2016.

Proceeds from disposition of property, plant and equipment
We sold certain real estate assets in the second quarter for total proceeds of $74 million.

Capital intensity
Capital intensity increased this quarter as a result of higher net additions to property, plant and equipment as discussed above, partially offset by higher total revenue. Capital intensity decreased year to date due to lower net additions to property, plant and equipment over the course of the year.

Rogers Communications Inc.	13	Third Quarter 2017

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2017	2016	% Chg	2017	2016	% Chg

Adjusted operating profit [1]	1,463	1,385	6	4,039	3,833	5
Deduct (add):
Stock-based compensation	15	18	(17)	47	45	4
Depreciation and amortization	531	575	(8)	1,611	1,721	(6)
Gain on disposition of property, plant and equipment	—	—	n/m	(49)	—	n/m
Restructuring, acquisition and other	59	55	7	121	126	(4)
Finance costs	183	188	(3)	562	573	(2)
Other expense (income)	20	220	(91)	(22)	195	n/m
Income tax expense	188	109	72	477	329	45

Net income	467	220	112	1,292	844	53

[1]
Adjusted operating profit is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about this measure, including how we calculate it.

Stock-based compensation
Our stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units, and deferred share units, is generally driven by:

•	the vesting of stock options and share units; and

•	changes in the market price of RCI Class B shares; offset by

•
the impact of certain equity derivative instruments designed to hedge a portion of the stock price appreciation risk for our stock-based compensation programs. See "Financial Risk Management" for more information about equity derivatives.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Impact of vesting	16	17	48	51
Impact of change in price	17	23	72	46
Equity derivatives, net of interest receipt	(18)	(22)	(73)	(52)

Total stock-based compensation	15	18	47	45

Depreciation and amortization

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2017	2016	% Chg	2017	2016	% Chg

Depreciation	516	550	(6)	1,569	1,645	(5)
Amortization	15	25	(40)	42	76	(45)

Total depreciation and amortization	531	575	(8)	1,611	1,721	(6)

Total depreciation and amortization decreased this quarter and year to date primarily as a result of certain assets becoming fully amortized.

Gain on disposition of property, plant and equipment
Year to date, we recorded a $49 million gain on disposition of property, plant and equipment relating to certain real estate assets.

Rogers Communications Inc.	14	Third Quarter 2017

Restructuring, acquisition and other
This quarter and year to date, we incurred $59 million and $121 million (2016 - $55 million and $126 million), respectively, in restructuring, acquisition and other expenses. The costs this quarter and year to date were primarily a result of severance costs associated with the targeted restructuring of our employee base and certain contract termination costs. In 2016, these costs primarily related to severance costs as described above and the wind down of and changes to certain businesses.

Finance costs

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2017	2016	% Chg	2017	2016	% Chg

Interest on borrowings [1]	185	185	—	556	573	(3)
Interest on post-employment benefits liability	3	2	50	9	7	29
(Gain) loss on foreign exchange	(66)	28	n/m	(115)	(19)	n/m
Change in fair value of derivatives	61	(24)	n/m	109	18	n/m
Capitalized interest	(5)	(6)	(17)	(13)	(15)	(13)
Other	5	3	67	16	9	78

Total finance costs	183	188	(3)	562	573	(2)

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Interest on borrowings
Interest on borrowings was stable this quarter. Interest on borrowings was lower year to date as a result of a marginally lower weighted average cost of financing on a lower average debt balance. See "Managing our Liquidity and Financial Resources" and "Financial Condition" for more information about our debt and related finance costs.

Other expense (income)
The third quarter of 2016 included a $140 million loss associated with the writedown of our investment in shomi and a net loss of $50 million on divestitures pertaining to investments. In addition, year to date 2016 included a gain on sale of an investment of $39 million.

Income tax expense

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rates)	2017	2016	2017	2016

Statutory income tax rate	26.7%	26.6%	26.7%	26.6%
Income before income tax expense	655	329	1,769	1,173
Computed income tax expense	175	87	472	312
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	2	4	9	7
Non-deductible (taxable) portion of equity losses (gains)	5	19	(2)	16
Non-deductible loss on available-for-sale investments	2	—	7	—
Income tax adjustment, legislative tax change	—	—	—	3
Non-taxable portion of capital gain	—	(2)	(10)	(7)
Other items	4	1	1	(2)

Total income tax expense	188	109	477	329

Effective income tax rate	28.7%	33.1%	27.0%	28.0%
Cash income taxes paid	87	59	399	214

The effective income tax rates for the quarter and year to date were higher than the statutory tax rate primarily as a result of non-deductible stock-based compensation and non-deductible losses recognized on certain of our investments. The year to date effective income tax rate increase was partially offset by the non-taxable portion of capital gains on the sale of certain real estate assets.

Cash income taxes paid increased this quarter and year to date primarily as a result of the impact that the 2015 acquisition of Mobilicity had in reducing our 2016 tax installment payments.

Rogers Communications Inc.	15	Third Quarter 2017

Net income

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2017	2016	% Chg	2017	2016	% Chg

Net income	467	220	112	1,292	844	53
Basic earnings per share	$0.91	$0.43	112	$2.51	$1.64	53
Diluted earnings per share	$0.91	$0.43	112	$2.50	$1.63	53

Adjusted net income
We calculate adjusted net income from adjusted operating profit as follows:

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2017	2016	% Chg	2017	2016	% Chg

Adjusted operating profit [1]	1,463	1,385	6	4,039	3,833	5
Deduct:
Depreciation and amortization	531	575	(8)	1,611	1,721	(6)
Finance costs	183	188	(3)	562	573	(2)
Other expense (income) [2]	20	30	(33)	(2)	44	(105)
Income tax expense [3]	206	165	25	502	396	27

Adjusted net income [1]	523	427	22	1,366	1,099	24

Adjusted basic earnings per share [1]	$1.02	$0.83	23	$2.65	$2.13	24
Adjusted diluted earnings per share [1]	$1.01	$0.83	22	$2.64	$2.13	24

[1]
Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]
Other income for the nine months ended September 30, 2017 excludes a $20 million provision reversal on the wind down of shomi. Other expense for the three and nine months ended September 30, 2016 excludes a $50 million net loss on divestitures pertaining to investments and a $140 million loss on the wind down of our shomi joint venture. In addition, the nine months ended September 30, 2016 excludes a $39 million gain on sale of an investment.

[3]
Income tax expense excludes a $18 million recovery (2016 - $56 million recovery) for the quarter and a $25 million recovery (2016 - $70 million recovery) for the nine months ended September 30, 2017 related to the income tax impact for adjusted items. Income tax expense for the nine months ended September 30, 2016 also excludes expenses as a result of legislative tax changes of $3 million.

Rogers Communications Inc.	16	Third Quarter 2017

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,437	1,367	3,944	3,718
Change in non-cash operating working capital items	266	117	(139)	32
Cash provided by operating activities before income taxes paid and interest paid	1,703	1,484	3,805	3,750
Income taxes paid	(87)	(59)	(399)	(214)
Interest paid	(239)	(240)	(610)	(632)

Cash provided by operating activities	1,377	1,185	2,796	2,904

Investing activities:
Additions to property, plant and equipment, net	(658)	(549)	(1,595)	(1,748)
Additions to program rights	(5)	(19)	(38)	(43)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	96	(42)	8	(147)
Acquisitions and other strategic transactions, net of cash acquired	—	—	(184)	—
Other	(29)	(11)	(81)	(4)

Cash used in investing activities	(596)	(621)	(1,890)	(1,942)

Financing activities:
Net (repayment) proceeds received on short-term borrowings	(204)	—	1,021	250
Net repayment of long-term debt	(183)	(215)	(1,031)	(481)
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(108)	25	(119)	(17)
Dividends paid	(247)	(247)	(741)	(741)
Other	—	5	—	5

Cash used in financing activities	(742)	(432)	(870)	(984)

Change in cash and cash equivalents	39	132	36	(22)
(Bank advances) cash and cash equivalents, beginning of period	(74)	(143)	(71)	11

Bank advances, end of period	(35)	(11)	(35)	(11)

Operating activities
The 16% increase in cash provided by operating activities this quarter was primarily a result of a lower net investment in working capital items, partially due to higher accounts payable and accrued liabilities and lower inventory. The 4% decrease year to date was a result of lower net funding provided by non-cash working capital and higher cash income taxes as a result of the timing of installment payments. Cash provided by operating activities before changes in non-cash working capital, income taxes paid, and interest paid was higher, consistent with higher adjusted operating profit.

Investing activities
Additions to property, plant and equipment, net
We spent $658 million this quarter on net additions to property, plant and equipment, before changes in non-cash working capital items, which was higher than the same period in 2016. We spent $1,595 million year to date on net additions to property, plant and equipment, before changes in non-cash working capital items, which was lower than the 2016 year to date. See "Additions to Property, Plant and Equipment, net" for more information.

Rogers Communications Inc.	17	Third Quarter 2017

Acquisitions and other strategic transactions
In the second quarter, we paid $184 million related to the acquisition of an AWS-1 spectrum licence from Quebecor Inc.

Financing activities
During the quarter and year to date, we repaid net amounts of $495 million and $129 million (2016 - $190 million and $248 million), respectively, on our short-term borrowings, long-term debt, and related derivatives. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our accounts receivable securitization program and under our US dollar-denominated commercial paper (US CP) program. Below is a summary of the activity relating to our short-term borrowings for the three and nine months ended September 30, 2017 and 2016.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Net proceeds received from accounts receivable securitization	30	—	240	250
Net (repayment of) proceeds received from US commercial paper	(234)	—	781	—

Net (repayment) proceeds received on short-term borrowings	(204)	—	1,021	250

	As at September 30	As at December 31
(In millions of dollars)	2017	2016

Accounts receivable securitization program	1,040	800
US commercial paper program	698	—

Total short-term borrowings	1,738	800

In March 2017, we entered into a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. See "Financial Condition" for more information.

Concurrent with our commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program. See "Financial Risk Management" for more information.

Long-term debt
Our long-term debt consists of amounts outstanding under our bank credit facilities and letter of credit facilities and the senior notes and debentures we have issued. Below is a summary of the activity relating to our long-term debt for the three and nine months ended September 30, 2017 and 2016.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Net (repayments) borrowings under credit facilities	(183)	(215)	(281)	519
Net repayment of senior notes	—	—	(750)	(1,000)

Net repayment of long-term debt	(183)	(215)	(1,031)	(481)

Rogers Communications Inc.	18	Third Quarter 2017

	As at September 30	As at December 31
(In millions of dollars)	2017	2016

Credit facilities	—	301
Senior notes and debentures	14,402	15,779

Total long-term debt (including current portion)	14,402	16,080

Certain funds were borrowed under our revolving and non-revolving credit facilities in US dollars to take advantage of a favourable interest rate spread; we have entered into debt derivatives related to these borrowings to convert all the interest and principal payment obligations to Canadian dollars. See "Financial Risk Management" for more information.

In March 2017, we amended our revolving credit facility to, among other things, extend the maturity date of the original $2.5 billion facility from September 2020 to March 2022. In addition, we added a $700 million tranche to the facility that matures in March 2020. As a result, the total credit limit for the facility is now $3.2 billion. The revolving credit facility is unsecured, guaranteed by RCCI, and ranks equally with all of our senior notes and debentures.

In March 2017, we repaid the entire balance that was outstanding under our non-revolving bank credit facility. As a result of this repayment, this facility was terminated.

Dividends
Below is a summary of the dividends we declared and paid on our outstanding Class A Voting and Class B Non-Voting shares in 2017 and 2016.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 26, 2017	March 13, 2017	April 3, 2017	0.48	247
April 18, 2017	June 12, 2017	July 4, 2017	0.48	247
August 17, 2017	September 15, 2017	October 3, 2017	0.48	247

January 27, 2016	March 13, 2016	April 1, 2016	0.48	247
April 18, 2016	June 12, 2016	July 4, 2016	0.48	247
August 11, 2016	September 11, 2016	October 3, 2016	0.48	247
October 20, 2016	December 12, 2016	January 3, 2017	0.48	247

Free cash flow

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2017	2016	% Chg	2017	2016	% Chg

Adjusted operating profit [1]	1,463	1,385	6	4,039	3,833	5
Deduct:
Additions to property, plant and equipment, net [2]	658	549	20	1,595	1,748	(9)
Interest on borrowings, net of capitalized interest	180	179	1	543	558	(3)
Cash income taxes [3]	87	59	47	399	214	86

Free cash flow [1]	538	598	(10)	1,502	1,313	14

[1]
Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]	Additions to property, plant and equipment, net do not include expenditures for spectrum licences.

[3]	Cash income taxes are net of refunds received.

The 10% decrease in free cash flow this quarter was a result of higher net additions to property, plant and equipment and higher cash income taxes, partially offset by higher adjusted operating profit. In addition, the 14% increase year to date was affected by lower net additions to property, plant and equipment.

Rogers Communications Inc.	19	Third Quarter 2017

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	September 30	December 31
(In millions of dollars)	2017	2016	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Accounts receivable	1,816	1,949	(133)	(7)	Primarily reflects a decrease in trade receivables due to seasonality.
Inventories	235	315	(80)	(25)	Reflects a decrease in Wireless handset inventory.
Other current assets	240	215	25	12	Primarily reflects an increase in prepaid expenses related to annual Wireless spectrum licence fees.
Current portion of derivative instruments	423	91	332	n/m	Primarily reflects the reclassification to current of the debt derivatives associated with the upcoming maturity of our US$1.4 billion senior notes. See "Financial Risk Management".
Total current assets	2,714	2,570	144	6

Property, plant and equipment	10,821	10,749	72	1	Primarily reflects net additions to property, plant and equipment, partially offset by depreciation expense. See "Additions to Property, Plant and Equipment, net".
Intangible assets	7,270	7,130	140	2	Reflects the acquisition of a spectrum licence, partially offset by amortization of intangible assets.
Investments	2,569	2,174	395	18	Primarily reflects fair value increases for certain publicly-traded investments.
Derivative instruments	988	1,708	(720)	(42)
Primarily reflects the reclassification to current of the debt derivatives associated with the upcoming maturity of our US$1.4 billion senior notes and the changes in market value of our debt derivatives as a result of the appreciation of the Cdn$ relative to the US$. See "Financial Risk Management".

Other long-term assets	91	98	(7)	(7)	n/m
Deferred tax assets	6	8	(2)	(25)	n/m
Goodwill	3,905	3,905	—	—	n/m

Total assets	28,364	28,342	22	—

Liabilities and shareholders' equity
Current liabilities:
Bank advances	35	71	(36)	(51)	See "Managing our Liquidity and Financial Resources".
Short-term borrowings	1,738	800	938	117	Reflects borrowings under our new US CP program and an increase in borrowings under our securitization program.
Accounts payable and accrued liabilities	2,589	2,783	(194)	(7)	Primarily reflects a decrease in trade payables as a result of business seasonality.
Income tax payable	95	186	(91)	(49)	Reflects the excess of tax installments paid over income tax payable recorded in 2017.
Current portion of provisions	4	134	(130)	(97)	Primarily reflects payments made for our share of the remaining obligations in our shomi joint venture and a related provision reversal.
Unearned revenue	274	367	(93)	(25)	Primarily reflects revenue recognized from customer deposits at the Toronto Blue Jays.
Current portion of long-term debt	1,747	750	997	133
Reflects the reclassification of our US$1.4 billion senior notes to current, partially offset by the cumulative repayment of $750 million of senior notes in 2017. See "Managing our Liquidity and Financial Resources".

Current portion of derivative instruments	84	22	62	n/m	Primarily reflects changes in market values of our expenditure derivatives as a result of the appreciation of the Cdn$ relative to the US$. See "Financial Risk Management".
Total current liabilities	6,566	5,113	1,453	28

Provisions	33	33	—	—	n/m
Long-term debt	12,655	15,330	(2,675)	(17)
Primarily reflects the reclassification to current of our US$1.4 billion of senior notes, a decrease in our credit facility borrowings, and revaluation due to the appreciation of the Cdn$ relative to the US$. See "Financial Risk Management".

Derivative instruments	160	118	42	36
Reflects changes in market values of debt derivatives, primarily as a result of the appreciation of the Cdn$ relative to the US$, partially offset by the upcoming maturity of certain bond forwards that are now classified as current. See "Financial Risk Management".

Other long-term liabilities	540	562	(22)	(4)	Reflects a decrease in pension liability as a result of employer contributions.
Deferred tax liabilities	2,120	1,917	203	11	Primarily reflects an increase in temporary differences between the accounting and tax bases for certain assets and liabilities.
Total liabilities	22,074	23,073	(999)	(4)

Shareholders' equity	6,290	5,269	1,021	19	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	28,364	28,342	22	—

Rogers Communications Inc.	20	Third Quarter 2017

Financial Condition

Below is a summary of our total available liquidity under our bank credit facilities, letters of credit facilities, and short-term borrowings.

As at September 30, 2017	Total available	Drawn	Letters of credit	US CP program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	10	698	2,492
Outstanding letters of credit	59	—	59	—	—
Bank advances	—	35	—	—	(35)
Total bank credit facilities	3,259	35	69	698	2,457
Accounts receivable securitization	1,050	1,040	—	—	10

Total	4,309	1,075	69	698	2,467

As at December 31, 2016	Total available	Drawn	Letters of credit	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	2,500	—	9	2,491
Non-revolving	301	301	—	—
Outstanding letters of credit	59	—	59	—
Bank advances	—	71	—	(71)
Total bank credit facilities	2,860	372	68	2,420
Accounts receivable securitization	1,050	800	—	250

Total	3,910	1,172	68	2,670

In addition to the sources of available liquidity noted above, we held $1,472 million of marketable securities in publicly-traded companies as at September 30, 2017 (December 31, 2016 - $1,047 million).

Our borrowings had a weighted average cost of financing of 4.68% as at September 30, 2017 (December 31, 2016 - 4.72%) and a weighted average term to maturity of 10.0 years (December 31, 2016 - 10.6 years). This comparative decline in our weighted average interest rate reflects the combined effects of:

•	the utilization of our US CP program; and

•	greater utilization of our bank credit facilities and accounts receivable securitization.

Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at September 30, 2017.

	Short-term [1]	Long-term [1]
Standard and Poor's Ratings Services	A-2	BBB+ with a stable outlook
Moody's Ratings Services	P-2	Baa1 with a stable outlook
Fitch Ratings	N/A [2]	BBB+ with a stable outlook

[1]	Unchanged in the quarter.

[2]	We did not seek a rating from Fitch for our short-term obligations.

Rogers Communications Inc.	21	Third Quarter 2017

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2016 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 88.6% of our outstanding debt, including short-term borrowings, as at September 30, 2017 (December 31, 2016 - 91.2%).

Debt derivatives
We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, credit facility borrowings, and commercial paper borrowings. We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and commercial paper program during the three and nine months ended September 30, 2017 and 2016.

	Three months ended September 30, 2017			Nine months ended September 30, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	335	1.29	433	1,510	1.33	2,001
Debt derivatives settled	485	1.31	636	1,660	1.33	2,202

Net cash paid			(20)			(21)

Commercial paper program
Debt derivatives entered	3,096	1.26	3,896	6,126	1.30	7,979
Debt derivatives settled	3,290	1.25	4,127	5,566	1.29	7,192

Net cash paid			(88)			(98)

	Three months ended September 30, 2016			Nine months ended September 30, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	2,939	1.30	3,827	6,736	1.30	8,777
Debt derivatives settled	3,066	1.30	3,975	5,975	1.30	7,774

Net cash received (paid)			25			(17)

As at September 30, 2017, we had nil and US$560 million of debt derivatives outstanding relating to our credit facility borrowings and commercial paper program (December 31, 2016 - US$150 million and nil), respectively.

Senior notes
We did not enter into or settle any debt derivatives related to senior notes during the three or nine months ended September 30, 2017 or 2016. See "Mark-to-market value" for more information about our debt derivatives.

Bond forwards
We did not enter into or settle any bond forwards during the three or nine months ended September 30, 2017 or 2016. See "Mark-to-market value" for more information about our bond forwards.

Rogers Communications Inc.	22	Third Quarter 2017

Expenditure derivatives
Below is a summary of the expenditure derivatives we entered into and settled during the three and nine months ended September 30, 2017 and 2016.

	Three months ended September 30, 2017			Nine months ended September 30, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	360	1.24	445	840	1.27	1,070
Expenditure derivatives settled	240	1.33	320	705	1.33	940

	Three months ended September 30, 2016			Nine months ended September 30, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	60	1.27	76	750	1.34	1,002
Expenditure derivatives settled	210	1.22	257	630	1.22	770

As at September 30, 2017, we had US$1,425 million of expenditure derivatives outstanding (December 31, 2016 - US$1,290 million) with terms to maturity ranging from October 2017 to December 2019 (December 31, 2016 - January 2017 to December 2018), at an average rate of $1.29/US$ (December 31, 2016 - $1.32/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
As at September 30, 2017, we had equity derivatives outstanding for 5.4 million (December 31, 2016 - 5.4 million) RCI Class B shares with a weighted average price of $51.44 (December 31, 2016 - $50.30).

We did not enter into or settle any equity derivatives during the quarter. In the first quarter of 2017, we settled existing equity derivatives for net proceeds of $6 million and entered into new derivatives on one million RCI Class B shares with an expiry date of March 2018. We have also executed extension agreements for the remaining equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2018 (from April 2017). We did not enter into or settle any equity derivatives during the three or nine months ended September 30, 2016.

See "Mark-to-market value" for more information about our equity derivatives.

Rogers Communications Inc.	23	Third Quarter 2017

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at September 30, 2017
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,329
As liabilities	1,500	1.3388	2,008	(141)
Short-term debt derivatives not accounted for as hedges:
As assets	559	1.2332	689	8
Net mark-to-market debt derivative asset				1,196
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(37)
Expenditure derivatives accounted for as cash flow hedges:
As assets	240	1.2239	294	5
As liabilities	1,185	1.3029	1,544	(66)
Net mark-to-market expenditure derivative liability				(61)
Equity derivatives not accounted for as hedges:
As assets	—	—	276	69

Net mark-to-market asset				1,167

	As at December 31, 2016
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,751
As liabilities	1,500	1.3388	2,008	(68)
Short-term debt derivatives not accounted for as hedges:
As liabilities	150	1.3407	201	—
Net mark-to-market debt derivative asset				1,683
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(51)
Expenditure derivatives accounted for as cash flow hedges:
As assets	990	1.2967	1,284	40
As liabilities	300	1.4129	424	(21)
Net mark-to-market expenditure derivative asset				19
Equity derivatives not accounted for as hedges:
As assets	—	—	270	8

Net mark-to-market asset				1,659

Rogers Communications Inc.	24	Third Quarter 2017

Adjusted net debt and debt leverage ratio
We use adjusted net debt and adjusted net debt / adjusted operating profit (debt leverage ratio) to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and cash and cash equivalents or bank advances.

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2017	2016

Long-term debt [1]	14,512	16,197
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,218)	(1,740)
Short-term borrowings	1,738	800
Bank advances	35	71

Adjusted net debt [3]	15,067	15,328

Debt leverage ratio [3,4]	2.8	3.0

[1]
Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt" in the section "Non-GAAP Measures" for the calculation of this amount.

[2]
For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]
Adjusted net debt and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	Debt leverage ratio is measured using adjusted operating profit for the last twelve consecutive months.

In addition, we held $1,472 million of marketable securities in publicly-traded companies as at September 30, 2017 (December 31, 2016 - $1,047 million).

Our adjusted net debt decreased by $0.3 billion from December 31, 2016 primarily as a result of the repayment of our bank credit facilities and certain maturing senior notes, partially offset by an increase in short-term borrowings related to our US CP program.

Outstanding common shares

	As at September 30	As at December 31
	2017	2016

Common shares outstanding [1]
Class A Voting	112,407,192	112,411,992
Class B Non-Voting	402,403,433	402,396,133

Total common shares	514,810,625	514,808,125

Options to purchase Class B Non-Voting shares
Outstanding options	2,925,147	3,732,524
Outstanding options exercisable	1,032,932	1,770,784

[1]
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer for the Class B Non-Voting shares.

Commitments and Contractual Obligations

See our 2016 Annual MD&A for a summary of our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in Notes 16, 20, and 28 of our 2016 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2016 Annual MD&A, since December 31, 2016.

Rogers Communications Inc.	25	Third Quarter 2017

Regulatory Developments

See our 2016 Annual MD&A for a discussion of the significant regulations that affected our operations as at February 9, 2017. The following is a list of the significant regulatory developments since that date.

CRTC proceeding on future programming distribution models
On October 12, 2017, prompted by Order in Council P.C. 2017-1195, the CRTC initiated a proceeding (Broadcasting Notice of Consultation CRTC 2017-359, Call for comments on the Governor in Council's request for a report on future programming distribution models) to report on the distribution model or models of programming that are likely to exist in the future; how and through whom Canadians will access that programming; and the extent to which these models will ensure a vibrant domestic market that is capable of supporting the continued creation, production, and distribution of Canadian programming, in both official languages, including original entertainment and information programming. The report is due no later than June 1, 2018.

CRTC reconsideration of terms and conditions for wholesale mobile wireless roaming service
On July 20, 2017, prompted by Order in Council P.C. 2017-0557, the CRTC initiated a proceeding (Telecom Notice of Consultation CRTC 2017-259, Reconsideration of Telecom Decision 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming service) to reconsider its earlier decision maintaining the integrity of domestic roaming agreements and instead consider expanding the scope of the wholesale roaming regime to explore innovative business models and technological solutions that could result in more meaningful choices for Canadian consumers, especially those with low incomes. The reconsideration is to be completed no later than March 31, 2018. Rogers submitted its initial comments in the proceeding on September 8, 2017.

CRTC Wireless Code
On June 15, 2017, the CRTC released its decision on the three-year review of the CRTC Wireless Code of Conduct that came into effect in December 2013 (Telecom Regulatory Policy CRTC 2017-200). The CRTC determined that as of December 1, 2017, all individual and small business wireless service customers will have the right to have their cellular phones and other mobile devices unlocked, free of charge, upon request. In addition, all newly purchased devices must be provided unlocked from that day forward. The CRTC also determined that for family or shared plans (multi-line plans), the account holder must, by default, be the one who consents to data overage and data roaming charges beyond the established caps ($50 and $100 per month, respectively). Wireless service providers may, however, allow account holders to authorize other users on a family or shared plan to consent to additional charges. The CRTC also made clear that in all instances, the caps apply on a per account basis, regardless of the number of devices, for multi-line plans.

Broadcasting licence renewals
On May 18, 2017, the CRTC released Broadcasting Decision CRTC 2017-151, approving five-year renewals of our group-based licences (six City over-the-air English stations, Sportsnet 360, VICELAND, G4Tech, Outdoor Life, FX, and FXX). Five-year licence renewals were also approved for our mainstream sports services licences, Sportsnet and Sportsnet One, and our on-demand service, Rogers on Demand. To coincide with the expiry date of the broadcasting licence for our new discretionary service, OMNI Regional, discussed below, the broadcasting licences for our five over-the-air ethnic OMNI television licences were renewed for a three-year period in this Broadcasting Decision.

In Broadcasting Decision CRTC 2017-152, released the same day, the CRTC also approved our application seeking a new licence to operate a discretionary service called OMNI Regional, which would operate pursuant to a section 9(1)(h) order, granting it mandatory carriage on the basic service with a regulated affiliation fee of $0.12/subscriber/month for a three-year term. The CRTC further issued a call (Broadcasting Notice of Consultation 2017-154) for competing applications to determine whether OMNI should retain its 9(1)(h) designation after three years or whether the designation should be granted to another applicant.

On August 14, 2017, the Governor in Council, on the advice of the Minister of Canadian Heritage through Order in Council P.C. 2017-1060, directed the CRTC to reconsider its group licence renewal decisions issued May 15, 2017 for large television broadcasters that, among other changes, lowered the amount that some major broadcasters must spend on Programs of National Interest. The CRTC is to "consider how it can be ensured that significant contributions are made to the creation and presentation of programs of national interest, music programming, short films, and short-form documentaries."

Rogers Communications Inc.	26	Third Quarter 2017

Differential pricing related to Internet data plans
On April 20, 2017, the CRTC released its decision in the consultation launched in May 2016 (Telecom Notice of Consultation 2016-192) to examine the policy issues surrounding the use of differential pricing practices (i.e., zero-rating or discounting of retail Internet data traffic by Canadian Internet service providers) related to the provision of Internet data plans. In its decision (Telecom Regulatory Policy CRTC 2017-104), the CRTC set out the evaluation criteria it will apply to determine whether a specific differential pricing practice complies with subsection 27(2) of the Telecommunications Act, as follows:

•	the degree to which the treatment of data is agnostic (i.e., data is treated equally regardless of its source or nature);

•	whether the offering is exclusive to certain customers or certain content providers;

•	the impact on Internet openness and innovation; and

•	whether there is financial compensation involved.

Of these criteria, the degree to which data is treated agnostically will generally carry the most weight. The overriding expectation is that all content and applications will be treated in a neutral manner. Zero-rating of account management functions (e.g., monitoring of Internet data usage or the payment of bills online) will generally be permitted.

Updates to Risks and Uncertainties

See our 2016 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at February 9, 2017, which should be reviewed in conjunction with this interim quarterly MD&A. The following litigation may contribute to those risks and uncertainties.

System access fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular devices
In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Rogers Communications Inc.	27	Third Quarter 2017

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Critical Accounting Policies and Estimates

See our 2016 Annual MD&A and our 2016 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2017
We adopted new amendments to the following accounting standards effective for our interim and annual consolidated financial statements commencing January 1, 2017. These changes did not have a material impact on our financial results.

•	IAS 7, Statement of Cash Flows

•	IAS 12, Income Taxes

•	IFRS 12, Disclosure of Interests in Other Entities

Recent accounting pronouncements not yet adopted
We are required to adopt the following new accounting standards on or after January 1, 2018, at the earliest. We are assessing the impact of adopting these new standards on our forthcoming interim and annual consolidated financial statements. See our 2016 Annual Audited Consolidated Financial Statements and notes thereto for details.

•	IFRS 9, Financial Instruments (effective January 1, 2018)

•	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018)

•	IFRS 16, Leases (effective January 1, 2019)

We continue to assess the impact of each of these standards on our consolidated financial statements and we are progressing with the implementation of each of these standards. As at the date of this MD&A, there have been no significant changes to the disclosure related to the implementation of these standards that was included in our 2016 financial statements. With respect to IFRS 15, we have a team dedicated to ensuring our compliance with this standard. We are implementing a new system to enable us to comply with the requirements of the standard on a contract-by-contract basis and expect to begin a parallel run under both IAS 18 and IFRS 15 using this system in 2017. We have completed the system configurations and commenced the data validation process, which we expect will continue throughout the course of 2017. As a result, we continue to assess the impact of this standard on our consolidated financial statements and it is not yet possible to make a reliable estimate of its impact. We will disclose the estimated financial effects of the adoption of IFRS 15 in our 2017 annual consolidated financial statements.

Transactions with related parties
We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman of a law firm that provides a portion of our legal services; and

•	the chair of the board of a company that provides printing services to the Company.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Printing and legal services	4	7	14	18

Rogers Communications Inc.	28	Third Quarter 2017

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three and nine months ended September 30, 2017 and 2016.

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reporting segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reporting segments, refer to our 2016 Annual MD&A.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2016 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered an alternative to net income or any other measure of performance under IFRS. They include:

•	Subscriber counts;

•	Subscriber churn (churn);

•	Postpaid average revenue per account (ARPA);

•	Blended average revenue per user (ARPU);

•	Capital intensity; and

•	Total service revenue.

Rogers Communications Inc.	29	Third Quarter 2017

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit Adjusted operating profit margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted operating profit:
Net income
add (deduct)
income tax expense (recovery); other expense (income); finance costs; restructuring, acquisition and other; loss (gain) on disposition of property, plant and equipment; depreciation and amortization; stock-based compensation; and impairment of assets and related onerous contract charges.

Adjusted operating profit margin:
Adjusted operating profit
divided by
revenue (service revenue for Wireless).
Net income
	●	We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
stock-based compensation; restructuring, acquisition and other; impairment of assets and related onerous contract charges; loss (gain) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income
divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted operating profit deduct additions to property, plant and equipment net of proceeds on disposition; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Adjusted net debt / adjusted operating profit (debt leverage ratio)	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted operating profit (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	30	Third Quarter 2017

Reconciliation of adjusted operating profit

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Net income	467	220	1,292	844
Add (deduct):
Income tax expense	188	109	477	329
Other expense (income)	20	220	(22)	195
Finance costs	183	188	562	573
Restructuring, acquisition and other	59	55	121	126
Gain on disposition of property, plant and equipment	—	—	(49)	—
Depreciation and amortization	531	575	1,611	1,721
Stock-based compensation	15	18	47	45

Adjusted operating profit	1,463	1,385	4,039	3,833

Reconciliation of adjusted operating profit margin

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except percentages)	2017	2016	2017	2016

Adjusted operating profit margin:
Adjusted operating profit	1,463	1,385	4,039	3,833
Divided by: total revenue	3,581	3,492	10,511	10,192

Adjusted operating profit margin	40.9%	39.7%	38.4%	37.6%

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Net income	467	220	1,292	844
Add (deduct):
Stock-based compensation	15	18	47	45
Restructuring, acquisition and other	59	55	121	126
Net loss on divestitures pertaining to investments	—	50	—	11
Loss (recovery) on wind down of shomi	—	140	(20)	140
Gain on disposition of property, plant and equipment	—	—	(49)	—
Income tax impact of above items	(18)	(56)	(25)	(70)
Income tax adjustment, legislative tax change	—	—	—	3

Adjusted net income	523	427	1,366	1,099

Rogers Communications Inc.	31	Third Quarter 2017

Reconciliation of adjusted earnings per share

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016

Adjusted basic earnings per share:
Adjusted net income	523	427	1,366	1,099
Divided by:
Weighted average number of shares outstanding	515	515	515	515

Adjusted basic earnings per share	$1.02	$0.83	$2.65	$2.13

Adjusted diluted earnings per share:
Adjusted net income	523	427	1,366	1,099
Divided by:
Diluted weighted average number of shares outstanding	516	517	517	517

Adjusted diluted earnings per share	$1.01	$0.83	$2.64	$2.13

Reconciliation of free cash flow

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Cash provided by operating activities	1,377	1,185	2,796	2,904
Add (deduct):
Additions to property, plant and equipment, net	(658)	(549)	(1,595)	(1,748)
Interest on borrowings, net of capitalized interest	(180)	(179)	(543)	(558)
Restructuring, acquisition and other	59	55	121	126
Interest paid	239	240	610	632
Change in non-cash operating working capital items	(266)	(117)	139	(32)
Other adjustments	(33)	(37)	(26)	(11)

Free cash flow	538	598	1,502	1,313

Rogers Communications Inc.	32	Third Quarter 2017

Reconciliation of adjusted net debt and debt leverage ratio

	As at September 30	As at December 31
(In millions of dollars)	2017	2016

Current portion of long-term debt	1,747	750
Long-term debt	12,655	15,330
Deferred transaction costs and discounts	110	117
	14,512	16,197
Add (deduct):
Net debt derivative assets	(1,196)	(1,683)
Credit risk adjustment related to net debt derivative assets	(22)	(57)
Short-term borrowings	1,738	800
Bank advances	35	71

Adjusted net debt	15,067	15,328

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2017	2016

Debt leverage ratio
Adjusted net debt	15,067	15,328
Divided by: trailing 12-month adjusted operating profit	5,298	5,092

Debt leverage ratio	2.8	3.0

Rogers Communications Inc.	33	Third Quarter 2017

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2017			2016				2015
(In millions of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue
Wireless	2,138	2,048	1,968	2,058	2,037	1,931	1,890	1,981
Cable	870	870	855	858	865	870	856	855
Business Solutions	97	96	95	96	95	97	96	95
Media	516	637	474	550	533	615	448	560
Corporate items and intercompany eliminations	(40)	(59)	(54)	(52)	(38)	(58)	(45)	(39)
Total revenue	3,581	3,592	3,338	3,510	3,492	3,455	3,245	3,452
Total service revenue [1]	3,450	3,466	3,214	3,306	3,328	3,308	3,085	3,214

Adjusted operating profit (loss)
Wireless	964	924	813	792	884	846	763	754
Cable	440	428	392	435	431	415	393	426
Business Solutions	33	32	31	30	31	31	31	30
Media	65	63	(28)	49	79	90	(49)	56
Corporate items and intercompany eliminations	(39)	(37)	(42)	(47)	(40)	(35)	(37)	(40)
Adjusted operating profit [2]	1,463	1,410	1,166	1,259	1,385	1,347	1,101	1,226
Deduct (add):
Stock-based compensation	15	19	13	16	18	15	12	16
Depreciation and amortization	531	535	545	555	575	572	574	580
Impairment of assets and related onerous contract charges	—	—	—	484	—	—	—	—
Gain on disposition of property, plant and equipment	—	(49)	—	—	—	—	—	—
Restructuring, acquisition and other	59	34	28	34	55	27	44	23
Finance costs	183	189	190	188	188	189	196	192
Other expense (income)	20	(31)	(11)	(4)	220	9	(34)	4
Net income (loss) before income tax expense (recovery)	655	713	401	(14)	329	535	309	411
Income tax expense (recovery)	188	182	107	(5)	109	141	79	112
Net income (loss)	467	531	294	(9)	220	394	230	299

Earnings (loss) per share:
Basic	$0.91	$1.03	$0.57	($0.02)	$0.43	$0.77	$0.45	$0.58
Diluted	$0.91	$1.03	$0.57	($0.04)	$0.43	$0.76	$0.44	$0.58

Net income (loss)	467	531	294	(9)	220	394	230	299
Add (deduct):
Stock-based compensation	15	19	13	16	18	15	12	16
Restructuring, acquisition and other	59	34	28	34	55	27	44	23
(Recovery) loss on wind down of shomi	—	(20)	—	—	140	—	—	—
Net loss (gain) on divestitures pertaining to investments	—	—	—	—	50	—	(39)	—
Impairment of assets and related onerous contract charges	—	—	—	484	—	—	—	—
Gain on disposition of property, plant and equipment	—	(49)	—	—	—	—	—	—
Income tax impact of above items	(18)	(1)	(6)	(143)	(56)	(9)	(5)	(7)
Income tax adjustment, legislative tax change	—	—	—	—	—	—	3	—
Adjusted net income [2]	523	514	329	382	427	427	245	331

Adjusted earnings per share [2]:
Basic	$1.02	$1.00	$0.64	$0.74	$0.83	$0.83	$0.48	$0.64
Diluted	$1.01	$1.00	$0.64	$0.74	$0.83	$0.83	$0.47	$0.64

Additions to property, plant and equipment, net	658	451	486	604	549	647	552	773
Cash provided by operating activities	1,377	823	596	1,053	1,185	1,121	598	950
Free cash flow [2]	538	626	338	392	598	495	220	274

[1]	As defined. See "Key Performance Indicators".

[2]
Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	34	Third Quarter 2017

Summary of financial information of long-term debt guarantor
Our outstanding public debt, $3.3 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.
The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Selected Statements of Income data measure:
Revenue	—	1	3,108	3,001	523	537	(50)	(47)	3,581	3,492
Net income (loss)	467	220	433	296	256	178	(689)	(474)	467	220

Nine months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Selected Statements of Income data measure:
Revenue	2	8	9,040	8,741	1,651	1,609	(182)	(166)	10,511	10,192
Net income (loss)	1,292	844	1,184	747	708	676	(1,892)	(1,423)	1,292	844

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Sep. 30 2017	Dec. 31 2016	Sep. 30 2017	Dec. 31 2016	Sep. 30 2017	Dec. 31 2016	Sep. 30 2017	Dec. 31 2016	Sep. 30 2017	Dec. 31 2016
Selected Statements of Financial Position data measure:
Current assets	24,567	22,831	20,058	19,665	8,576	9,780	(50,487)	(49,706)	2,714	2,570
Non-current assets	30,479	28,812	40,653	38,448	3,599	5,805	(49,081)	(47,293)	25,650	25,772
Current liabilities	30,787	25,712	26,477	25,190	1,403	5,558	(52,101)	(51,347)	6,566	5,113
Non-current liabilities	14,475	17,159	2,206	2,084	80	75	(1,253)	(1,358)	15,508	17,960

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.

[2]
Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	35	Third Quarter 2017

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	adjusted operating profit;

•	additions to property, plant and equipment, net;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements; and

•	all other statements that are not historical facts.

We base our conclusions, forecasts, and projections on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	36	Third Quarter 2017

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2016 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this MD&A.

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Rogers Communications Inc.	37	Third Quarter 2017